First Federal Banc of the Southwest, Inc.
                          300 North Pennsylvania Avenue
                            Roswell, New Mexico 88201
                            Telephone: (505) 622-6201
                            Facsimile: (505) 627-2411


April 6, 2005

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

 Re: First Federal Banc of the Southwest, Inc. (Registration Number 333-120729)
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Ladies and Gentlemen:

     In connection with the acceleration request by First Federal Banc of the Southwest, Inc., a Delaware corporation (the "Company"), the Company hereby acknowledges that:

     (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (iii)the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                              Sincerely,

                                              /s/ George A. Rosenbaum, Jr.

                                              George A. Rosenbaum, Jr.
                                              Executive Vice President and Chief
                                              Financial Officer